Level 32, 100 Queen Street
Melbourne   Vic   3000
Phone 03 9273 6607
Fax 03 9273 6016
Email Marriop1@anz.com
www.anz.com

Peter Marriott
Chief Financial Officer

8 January 2007

Mr Donald A. Walker
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington  DC  20549

Dear Mr Walker

Re:           Australia and New Zealand Banking Group Form 20-F for the fiscal year ended September 30, 2005.   File No. 001-11760

Thank you for your letter dated January 4, 2007, addressed to Mr McFarlane, Chief Executive Officer, with comments from the staff of the US Securities and Exchange Commission (the “staff”) on Australia and New Zealand Banking Group Limited’s (the “Company’s”) Annual Report on Form 20-F filed on EDGAR on December 23, 2005 (the “Form 20-F”).  In Mr McFarlane’s absence on annual leave, I am responding on behalf of the Company.

Reference in this correspondence to the “Group”, “ANZ”, “us”, “our” and “we” is to Australia and New Zealand Banking Group Limited and its controlled entities.

Attachment 1 to this letter covers our response to your letter dated January 4, 2007.

If you have any queries in respect of this response please do not hesitate to contact either me at Australia and New Zealand Banking Group Limited, Level 32, 100 Queen Street, Melbourne, Victoria 3000, Australia, or our Chief Accountant, Shane Buggle, by telephone at (+613) 9273 4397, or by facsimile at (+613) 9273 6150.

Yours sincerely

/s/ Peter Marriott
PETER MARRIOTT
Chief Financial Officer

(enclosures)

cc:	Amanda Roberts
Cecilia Blye
Jack Guggenheim
(Securities and Exchange Commission)

John Estes
Burr Henly
(Sullivan & Cromwell)

ATTACHMENT 1

1.               We refer to the proposed disclosure under the heading, “Extract from disclosure on Supervision and Regulation – Item 4”, included in your January 3, 2007, response to comment 4 of our December 22, 2006, letter.  Please confirm that you will keep us apprised of any significant developments in your dealings with U.S. regulators regarding whether certain transactions were conducted in compliance with U.S. regulations regarding money laundering and terrorist financing, and U.S. economic sanctions.

ANZ response

With regard to our disclosures under item 4, we undertake to advise the staff of any significant developments relating to our review of certain specific transactions or arising from consultations with relevant regulators in respect of this review.

2.               We refer to your proposed disclosure under the heading, “Extract from disclosure on Results of Geographical operations – item 5”, in your January 3, 2007, response to comment 4 of our December 22, 2006, letter.  Please revise your proposed disclosure to specifically note that Cuba, Iran and Sudan have been designated by the United States as state sponsors of terrorism and are subject to U.S. economic sanctions.  It appears to the staff that it would also be appropriate to note that Iran is subject to U.N. sanctions.

ANZ response

Revised extract from 2006 Form 20-F

Extract from disclosure on results of Geographical operations – Item 5

ANZ has a small representative office in Tehran, Iran.  ANZ’s historical contacts with Iran have consisted almost exclusively of trade financing for commodity import and export, non-US dollar correspondent accounts with Iranian Government banks, project finance and foreign exchange services.

In quantitative terms, ANZ’s Iran Country Limit, at its peak in August 2005, was the equivalent of US$310 million, as compared to total cross-border country limits at that time of US $84.4 billion equivalent and the Group’s total assets of US$218 billion.  ANZ’s Iran country limit has been progressively reduced since that time.  As of September 30, 2006, ANZ’s country limit for Iran had been reduced to the equivalent of US$134 million.  As of December, 2006 ANZ’s country limit for Iran had been reduced to the equivalent of US$ 34 million.

ANZ does not have any branches or representative offices in Sudan.

ANZ has some indirect trade finance exposure to Sudan, where a financial institution not located in Sudan is the direct source of payments to ANZ.  At its peak, in June 2006, this potential exposure to Sudan was the equivalent of US$100 million and related exclusively to trade finance for an Australian customer exporting grain to Sudan.  As of December, 2006 this contingent trade finance exposure to Sudan had been reduced to the equivalent of US$60 million.  No new trade finance exposures involving Sudan have been accepted by ANZ since January 2006.

ANZ does not have any branches or representative offices in Cuba.  ANZ’s maximum permitted exposure to Cuba is the equivalent of US$26.5 million.  ANZ’s contact with Cuba has been limited to the financing of the export of dairy product by a New Zealand customer and the import of metal by a Chinese customer.

Cuba, Sudan and Iran have been designated by the United States as State sponsors of terrorism and are subject to United States economic sanctions.  Iran is currently also subject to United Nations sanctions.

In connection with responding to the comments of the Staff, ANZ acknowledges that:

•                  ANZ is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  ANZ may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.